                        EXPENSE REIMBURSEMENT AGREEMENT
                        -------------------------------

AGREEMENT made this ____ day of May, 1999, by and between NUVEEN CALIFORNIA DIVIDEND ADVANTAGE MUNICIPAL FUND, a Massachusetts business trust (the "Fund"), and NUVEEN ADVISORY CORP., a Delaware corporation (the "Adviser").

                              W I T N E S S E T H
                              - - - - - - - - - -

WHEREAS, the Fund and the Adviser have separately entered into an Investment Management Agreement of even date herewith (the "Management Agreement");

In consideration of the mutual covenants hereinafter contained, and in connection with the establishment and commencement of operations of the Fund, it is hereby agreed by and between the parties hereto as follows:

1. For the period from the commencement of the Fund's operations through July 31, 1999 and for the 12 month periods ending July 31 in each indicated year during the term of the Management Agreement (including any continuation done in accordance with Section 15(c) of the Investment Company Act of 1940), the Adviser agrees to reimburse expenses (including the management fee and other expenses) in the amounts determined by applying the following annual rates to the average daily net assets of the Fund:

     Period Ending                     Period Ending
     July 31          Reimbursement    July 31         Reimbursement
     -------          -------------    -------         -------------
     1999             .30%
     2000             .30%             2005            .25%
     2001             .30%             2006            .20%
     2002             .30%             2007            .15%
     2003             .30%             2008            .10%
     2004             .30%             2009            .05%

2. To effect the expense reimbursement provided for in this Agreement, the Fund may offset the appropriate amount of the reimbursement contemplated hereunder against the management fee payable under the Management Agreement.

3. This Agreement, and the Adviser's obligation to so reimburse expenses hereunder, shall terminate on the earlier of (a) July 31, 2009 or (b) termination of the Management Agreement.

4. Except as provided in paragraph 3, above, this Agreement may be terminated only by the vote of (a) the Board of Trustees of the Fund, including the vote of the members of the Board who are not "interested persons" within the meaning of the Investment Company Act of 1940, and (b) a majority of the outstanding voting securities of the Fund.

5. If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule, or otherwise, the remainder shall not be thereby affected.

6. The Fund's Declaration of Trust is on file with the Secretary of the Commonwealth of Massachusetts. This Agreement is executed on behalf of the Fund by the Fund's officers as officers and not individually and the obligations imposed upon the Fund by this Agreement are not binding upon any of the Fund's Trustees, officers or shareholders individually but are binding only upon the assets and property of the Fund.

     IN WITNESS WHEREOF, the Fund and the Adviser have caused this Agreement to be executed on the day and year above written.


                                         NUVEEN CALIFORNIA DIVIDEND ADVANTAGE
                                           MUNICIPAL FUND



                                         by:
                                             ---------------------------------
                                                         Vice President


Attest:
        --------------------------
           Assistant Secretary


                                         NUVEEN ADVISORY CORP.



                                         by:
                                             ---------------------------------
                                                         Vice President


Attest:
        --------------------------
           Assistant Secretary

                                       3